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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis is dated as of February 25, 2004.

Overview

Our Business

We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information from multiple Thomson and third-party databases and further enhance the value of that information with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company, we are affected by the economic conditions and business characteristics of each market in which we operate. The development of our business is also largely driven by our customers' technological, information and other needs. In 2002 and 2003, we saw gains in strategically important areas of our businesses, such as online information, software tools and applications, and services. However, challenging global economic conditions, increasing customer pricing pressures and budget constraints, most notably in the financial, library reference and IT testing markets, affected our overall revenue growth. During the last two years, our company-wide focus on leveraging resources and driving efficiencies helped us increase our profitability. We generated strong cash flow in 2002 and 2003, reflecting our strong operating results.

In 2003, we derived approximately 64% (2002 — 62%) of our revenues from sales of subscription-based products, 34% (2002 — 36%) from books and other products and services and only 2% (2002 — 2%) from advertising. In 2003, we derived 81% (2002 — 82%) of our revenues from our operations in North America, and 55% (2002 — 56%) of our revenues from products and services delivered electronically. The following table summarizes selected financial information for 2003 and 2002, including certain metrics which are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and refer to the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2003	2002	Change
Consolidated Statement of Earnings Data:
Revenues	$7,606	$7,444	2%
Operating profit	1,191	1,136	5%
Earnings attributable to common shares(1)	879	586	50%
Basic and diluted earnings per common share(1)	$1.34	$0.91	47%
Consolidated Balance Sheet Data:
Cash and cash equivalents	683	709
Total assets	18,680	18,548
Total liabilities	9,480	9,582
Shareholders' equity	9,200	8,966
Other Data(2):
Adjusted EBITDA	2,064	1,961	5%
Adjusted earnings attributable to common shares	705	636	11%
Adjusted earnings per common share	$1.08	$0.99	9%
Net debt	3,373	3,573
Free cash flow	983	980

(1)
Results are not directly comparable due to certain one-time items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
Non-GAAP financial measures.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Elite, FindLaw, GEE, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Course Technology, Delmar, Gale, Heinle, Nelson, NETg, Peterson's, Prometric, South-Western and Wadsworth.

  •
  Thomson Financial is a leading provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. Major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, DigiTRADE, Disclosure, First Call, I/B/E/S, IFR, Investext, IR Channel, Thomson ONE Equity, Thomson ONE Analytics, Thomson ONE Advisor, Thomson ONE Banker, Thomson ONE Yield and Worldscope.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Current Drugs Investigational Drugs Database, Derwent World Patent Index, Medstat, Micromedex, Physicians' Desk Reference (PDR), Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

2003 Revenues

We also report financial results for a corporate and other reporting category, which constituted 2% of our 2003 total revenues, as well as discontinued operations. The corporate and other category principally includes corporate expenses, costs associated with our stock-related compensation and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that were previously managed in our financial group.

2004 Financial Outlook

We anticipate that the current economic environment will improve in 2004, including the market for U.S. financial services. Consequently, we expect 2004 revenue growth to accelerate from the 2% increase achieved in 2003, but to remain below our long-term target of 7% to 9%. This long-term target is not an annual revenue objective, but is expected to be achieved by our portfolio of businesses over the normal business cycle. Growth is expected to be driven by continued high growth rates in the strategic areas of the business, supplemented by tactical acquisitions. Our financial group is expected to post a revenue increase in 2004, following two years of declines due to depressed market conditions.

Adjusted EBITDA margins in 2004 are expected to remain consistent with 2003 levels, reflecting continued operating improvement, offset by higher pension expense and higher expected stock-related compensation expense.

We expect to continue to generate strong free cash flow in 2004, in line with the level achieved in 2003.

Revenues

Our revenues are derived from a diverse customer base. In both 2003 and 2002, no single customer accounted for more than 2% of our total revenues.

We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produce the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the years ended December 31, 2003 and 2002:

	Year ended December 31, 2003		Year ended December 31, 2002
(millions of U.S. dollars)
	Revenues	%	Revenues	%
United States	6,131	79%	6,092	80%
Europe	1,093	14%	1,017	14%
Asia-Pacific	291	4%	255	3%
Canada	201	2%	165	2%
Other countries	69	1%	77	1%

	7,785	100%	7,606	100%
Eliminations(1)	(179)		(162)

Total	7,606		7,444

(1)
Represents intercompany sales from one region to another.

In 2003, 81% of our revenues were from our operations in North America, a slight decrease from 82% in 2002. We are seeking to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For example, in 1996, Westlaw only had a market presence in the United States. In 2003, Westlaw had extended its footprint to 63 countries. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and more recently through handheld wireless devices. We expect that electronic revenues as a percentage of our total revenues will increase slightly in 2004 compared to 2003 as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside of North America continue to incorporate technology into their workflow. In 2003, electronic revenues as a percentage of our total revenues declined slightly, primarily due to our financial group's revenue decrease and lower revenues from our e-learning businesses. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs than those that are print-based.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but does not include costs related to our stock-related compensation. Labor represented approximately 58% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2003 compared to approximately 57% in 2002. No other category of expenses accounted for more than 12% of our operating costs in either 2003 or 2002.

Acquisitions and Dispositions

During 2002 and 2003, we completed a total of 57 acquisitions for an aggregate cost of approximately $500 million. These acquisitions were tactical in nature and generally related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle which drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2002 and 2003, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2002 and 2003 have initially had lower margins than our existing businesses. In 2003, our largest acquisition was Elite Information Group, a provider of practice management software to law firms that we acquired in May 2003 for $101 million. In 2004, we expect that the total amount we will spend on acquisitions will increase from the 2003 level of $211 million.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in deriving our operating profit.

During 2002 and 2003, we completed a total of 19 dispositions for aggregate consideration of approximately $475 million. In 2003, we also announced the planned sale of certain businesses which we expect to complete in 2004. While a number of these businesses possessed strong brand equity, loyal customer bases and talented employees, these businesses did not provide the type of synergies that strengthen our core integrated information solutions. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc., or BGM, in April 2003 for $279 million and the sale of our healthcare magazines in October 2003 for $135 million. The BGM transaction is discussed in "Related Party Transactions" below and the healthcare magazines transaction is discussed in "Discontinued Operations" below.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. While we report results quarterly, we view and manage our business from a longer-term perspective.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight to our results. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.  We define Adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in net losses of associates, net of tax. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired or funded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We also use Adjusted EBITDA margin, which we define as Adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or Adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also use Adjusted operating profit margin, which we define as Adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less net additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and Adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items and discontinued operations, which we refer to as Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations does not represent actual earnings per share attributable to shareholders.

  •
  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with Canadian GAAP. We encourage you to review the reconciliation of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

Results of Operations

Consolidated Operations

Our results from continuing operations exclude businesses that we classify as discontinued operations for all periods presented in the accompanying consolidated financial statements. For more information on these businesses, please see the section below entitled "Discontinued Operations." Our market group results from continuing operations represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (i.e., disposals). The principal businesses included in disposals were various businesses in our financial market group. The following table sets forth our summarized results from 2003 and 2002.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2003	2002	Change
Revenues	7,606	7,444	2%
Adjusted EBITDA	2,064	1,961	5%
Adjusted EBITDA margin	27.1%	26.3%
Operating profit	1,191	1,136	5%
Operating profit margin	15.7%	15.3%
Adjusted operating profit	1,476	1,426	4%
Adjusted operating profit margin	19.4%	19.2%
Net earnings	867	605	43%
Earnings attributable to common shares	879	586	50%
Earnings per share attributable to common shares	$1.34	$0.91	47%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Revenues. The increase in revenues was primarily attributable to contributions from acquisitions and the impact of favorable foreign currency translation. Growth from certain existing businesses, notably in our legal and regulatory and scientific and healthcare businesses, was offset primarily by reduced revenues in library reference and e-testing businesses in our learning group, transaction-based products in our financial group, and the news and trademark businesses in our legal and regulatory group.

To conform to the current year's presentation, revenues and expenses for 2002 within our learning and financial groups have been increased in order to present on a gross basis certain fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit, and each reclassification is discussed in more detail within the market group discussions below.

Operating profit. Operating profit and related margin growth in 2003 reflected continued efficiency efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Those increases were partially offset by higher depreciation expense from recent acquisitions and capital expenditures; expense in 2003 associated with our stock appreciation rights, reflecting an increase in the trading price of our common shares during the year, compared to a benefit in 2002; and higher pension expense. The increased pension expense was due to changes in assumptions and the amortization of deferred losses, as well as the effect of a one-time benefit of $32 million recognized in 2002 in connection with one of our pension plans. This benefit was recorded within corporate and other, and is discussed more fully under that section. There was no such benefit in 2003.

Adjusted EBITDA and Adjusted operating profit. Adjusted EBITDA and Adjusted operating profit and related margins increased for the same reasons discussed in the "Operating profit" discussion in the immediately preceding paragraph.

Depreciation and amortization. Depreciation in 2003 increased 10% to $588 million from $535 million in 2002. This increase reflected recent acquisitions and capital expenditures. Amortization was $285 million in 2003, essentially unchanged from $284 million in 2002, as increases due to the amortization of newly acquired assets were offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Net other income (expense). In 2003, net other income was $74 million, compared to a net other expense of $34 million in 2002. The 2003 amount comprised primarily a gain on the sale of our 20% interest in BGM (discussed in "Related Party Transactions" below), and the receipt of $22 million in July 2003 as part of a settlement with Skillsoft PLC, a competitor of our learning group. Under the terms of the settlement, Skillsoft PLC is scheduled to pay us an additional $22 million in July 2004, which will be recognized upon receipt. In 2002, net expense was primarily comprised of charges associated with the sale or write-down of certain investments.

Net interest expense and other financing costs. Our interest expense in 2003 decreased 13% to $252 million from $291 million in 2002. This decrease reflected lower average levels of outstanding net debt in 2003.

Income taxes. Our income tax expense in 2003 of $156 million represented 15.4% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with income tax expense of $162 million in 2002 and an equivalent effective rate of 20.0%. The decrease in the effective rate largely reflected the reversal, in the fourth quarter of 2003, of contingent tax liabilities principally arising from a favorable tax settlement. After consideration of the tax settlement, as well as other tax contingencies as at December 31, 2003, we reduced our liability for tax contingencies by $64 million. Excluding the effect of the adjustment to contingent tax liabilities, our income tax expense in 2003 would have been $220 million, or 21.7% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting.

Our effective income tax rate in each year was lower than the statutory corporate income tax rate in Canada of 36.6% (2002 — 38.6%) due principally to the lower tax rates and differing tax rules applicable to our operating and financing subsidiaries outside Canada.

The balance of our valuation allowance against our deferred tax assets at December 31, 2003 was $534 million compared to $540 million at December 31, 2002. The net movement in the valuation allowance from 2002 to 2003 primarily relates to additions from Canadian losses sustained in 2003, the reversal of prior years' contingencies and additions from foreign currency translation, offset by the change in the deferred tax liability related to the revaluation of the currency swap financial instruments, which reduced the valuation allowance requirement.

Equity in net losses of associates, net of tax. Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for using the equity method, as well as writedowns from the reduction in carrying values of certain investments accounted for under the equity method. In 2003, equity in losses of associates, net of tax, was $13 million, compared to $101 million in 2002. The difference primarily reflects a goodwill impairment charge recorded by BGM in 2002, of which our proportionate share was $67 million, and a higher level of write-downs in 2002.

Earnings attributable to common shares and earnings per common share. In 2003, earnings attributable to common shares included a gain of $21 million related to the redemption of our Series V preference shares. We redeemed those shares in April 2003 for Cdn$25.50 per share plus accrued dividends. The gain of $21 million represents a realized foreign exchange gain of $30 million, less the premium paid on redemption of $6 million, and taxes of $3 million.

Earnings attributable to common shares, which include the results of discontinued operations, were $879 million in 2003 compared to $586 million in 2002. Earnings per common share, which also include discontinued operations, were $1.34 in 2003 compared to $0.91 in 2002. These results are not directly comparable, however, because of the results of discontinued operations as well as certain one-time items. The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2003 and 2002, after adjusting for one-time items in both years.

	Year ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2003	2002
Earnings attributable to common shares	879	586
Adjustments:
Net other (income) expense	(74)	34
Restructuring charges	—	6
Tax on above items	8	—
Net change to contingent tax liabilities	(64)	—
BGM goodwill impairment	—	67
Net gain on redemption of Series V preference shares	(21)	—
Discontinued operations	(23)	(57)

Adjusted earnings from continuing operations attributable to common shares	705	636

Adjusted earnings per common share from continuing operations	$1.08	$0.99

On a comparable basis, adjusted earnings per common share from continuing operations increased 9%. This increase was primarily attributable to higher operating profit stemming from increased revenues, contributions from cost controls, acquisitions, and favorable foreign currency translation, as well as benefits from lower interest expense and improved performance of equity investees. Partially offsetting those increases were higher income taxes, higher pension costs and an expense in 2003 related to our stock appreciation rights, compared to a benefit in 2002.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	3,142	2,959	6%
Adjusted EBITDA	980	926	6%
Adjusted EBITDA margin	31.2%	31.3%
Adjusted operating profit	799	767	4%
Adjusted operating profit margin	25.4%	25.9%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

During 2003, revenue growth from existing businesses was driven by Westlaw and Checkpoint online services and growth in FindLaw's client development services. Those increases were largely offset by decreases in the business information and news sectors, and, as expected, from lower print and CD product revenues in North America, as customers continued to migrate toward products and services delivered electronically. Elite Information Group, a provider of practice management software to law firms that we acquired in May 2003, contributed to overall revenue growth. Favorable foreign currency translation also contributed to overall revenue growth.

Although slowing somewhat, the trend toward law firm mergers continues globally. However the overall legal information market growth remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. In 2003, revenue growth from Westlaw in North America occurred in all major market segments: legal, governmental, corporate and academic. Outside of North America, Westlaw revenues grew rapidly in Europe and the Asia-Pacific region.

The increases in Adjusted EBITDA and Adjusted operating profit reflected the revenue growth described above and cost management efforts within the group. Higher depreciation expense related to our global information platform and additional data center capacity. However, the related margins decreased due to the impact of increased pension costs and because recently acquired companies contributed initial margins that were lower than existing businesses. Additionally, margins decreased due to the impact of strengthening foreign currencies on our lower margin international businesses.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	2,052	2,036	1%
Adjusted EBITDA	520	465	12%
Adjusted EBITDA margin	25.3%	22.8%
Adjusted operating profit	337	302	12%
Adjusted operating profit margin	16.4%	14.8%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

The increase in revenues during 2003 was attributable to improved performance in the Higher Education sector and favorable foreign currency translation, partially offset by decreases in revenues primarily in our library reference and e-testing businesses.

Within the Higher Education sector, strong growth came from sales to vocational and career markets as well as our international businesses. Declining demand arising from budget pressures at educational institutions continued to impact our academic group, despite a year of strong product releases. Sales of both new and updated editions of textbooks increased significantly over 2002 levels. However, those sales were offset by a decline in sales of older editions. While post-secondary education enrollment continues to increase, many public post-secondary institutions are dealing with cutbacks in state and local government funding support. While those cuts are not negatively affecting the demand for education, the underlying economic conditions have led to further tuition increases and a reduction in some course offerings. Those conditions have made students more sensitive about textbook prices, leading to reduced textbook sales.

State government cutbacks have also significantly reduced the amounts spent by libraries on reference materials. These cuts have resulted in an accelerated migration of collections to electronic products, and many libraries that had in the past purchased materials in both print and electronic formats are now choosing to purchase in electronic format only. These negative factors led to a decrease in revenue at Gale, despite strong growth in our electronic offerings.

The general economic conditions have led to reduced information technology hiring and reduced corporate spending on employee training, which have negatively impacted certification volumes at Prometric. NETg's revenues remained virtually unchanged despite the difficult economic conditions. NETg ended the year on a positive note, with orders received in December 2003 well above those of the comparable period in 2002.

        While 2003 was a challenging year for our learning group due to many economic factors, we recognize that education has become a lifelong pursuit in a global knowledge based economy, and we expect to benefit from this growing trend.

To conform to the current year's presentation, revenues and expenses for 2002 have been increased by $26 million in order to present on a gross basis certain freight and distribution fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. However, it did decrease the Adjusted EBITDA margin and Adjusted operating profit margin for 2002.

In the fourth quarter of 2003, we reduced staffing levels and consolidated office locations at several of our businesses. As a result, we recorded a $16 million charge primarily related to severance and lease termination costs. Offsetting this charge were credits of approximately $27 million, which largely related to the reversal of incentive accruals which were no longer required due to the lower than expected performance in several of our learning group's businesses.

        The increases in Adjusted EBITDA, Adjusted operating profit, and the related margins in 2003 largely resulted from improved efficiencies realized from combining businesses acquired in 2001 from Harcourt General, Inc, or Harcourt, with existing businesses, general cost-containment measures and the impact of the items referred to in the preceding paragraph. Additionally, 2002 results included certain non-recurring expenses related to the Harcourt acquisition. These factors were partially offset by increased depreciation due to the deployment of several projects during 2003, most notably a scheduling and registration system in our e-testing business.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	1,523	1,597	(5%	)
Adjusted EBITDA	406	409	(1%	)
Adjusted EBITDA margin	26.7%	25.6%
Adjusted operating profit	231	240	(4%	)
Adjusted operating profit margin	15.2%	15.0%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Revenues decreased in each of the major geographical markets served by our financial group, most notably in Europe. The decrease in revenues was primarily attributable to the difficult market conditions that prevailed in the global financial services industry, offset partially by the favorable impact of foreign currency translation. These difficult market conditions led to reduced earnings for many of our customers. Those customers responded by reducing their capital spending and budgets, which in turn led to some product cancellations, particularly from our European customers, and pressure on our pricing. Consolidation in the financial services industry has reduced the number of customers in the market, thereby intensifying competition.

However, deal activity in the fourth quarter of 2003 provided signs of improving market conditions. A high level of fourth-quarter merger and acquisition activity led to an overall increase in such activity for the year. Although initial public offering activity declined in 2003 compared to 2002, volume in the fourth quarter of 2003 was the highest in more than three years.

To conform to the current year's presentation, revenues and expenses for 2002 have been increased by $70 million in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit; however, it did decrease Adjusted EBITDA margin and Adjusted operating profit margin for 2002.

The decreases in Adjusted EBITDA and Adjusted operating profit reflected the reduced revenues, which were partially mitigated by cost-containment actions. The 2003 amounts include a net benefit of $4 million related to insurance claims for September 11, 2001 losses recorded in earlier periods. Comparability was also affected by a net benefit of $10 million recorded in the fourth quarter of 2002, which represented a $30 million reversal of bonus-related accruals and a $20 million severance charge.

Despite the decreases in Adjusted EBITDA and Adjusted operating profit, the related margins showed improvements, primarily due to the effects of leveraging initiatives, cost controls and technology platform consolidation across the businesses in our financial group.

Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	760	692	10%
Adjusted EBITDA	217	187	16%
Adjusted EBITDA margin	28.6%	27.0%
Adjusted operating profit	186	160	16%
Adjusted operating profit margin	24.5%	23.1%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

The increase in revenues in 2003 was attributable to growth from existing businesses, contributions from acquired companies and, to a lesser extent, favorable foreign currency translation. Growth from existing businesses was primarily due to increases in continuing medical education revenues, growth in our Web of Science and Web of Knowledge products, higher revenues from our PDR (Physicians' Desk Reference) and higher Micromedex electronic subscription revenues. These increases reflect continuing investments by our customers in basic research and drug development and the increasing demand for healthcare point-of-care and management information solutions fueled by the aging U.S. population. Revenue growth from acquisitions resulted primarily from Current Drugs, a provider of databases to the pharmaceutical and biotechnology industries acquired in August 2002; and Delphion Research Site, a patent research solution acquired in December 2002. The revenue increases were partly offset by lower sales of patent information at Derwent.

We believe that demand for scientific information will continue to grow because scientific research and development funding are considered to be necessary, not discretionary, expenditures for our customers. Within the healthcare information market, we see a continuation of the trend toward delivering information to physicians and other healthcare professionals at the point of care. We also see continued growth in the continuing medical education market because physicians must be made aware of the existence of new drugs and their benefits and risks before considering them as treatment options for their patients.

The increases in Adjusted EBITDA and Adjusted operating profit primarily resulted from these increased revenues. Corresponding margins increased as a result of cost controls.

Corporate and Other

Revenues, which relate solely to Thomson Media, remained constant at $164 million. The revenue performance reflected continued weakness in the global financial services industry and the related advertising market.

In 2003, the overall Adjusted EBITDA loss for corporate and other was $60 million, compared to a loss in 2002 of $35 million. The increased loss in 2003 was primarily attributable to a $32 million benefit recorded in 2002 in connection with one of our U.K. pension plans. Additionally, in 2003 we recognized an expense associated with our stock appreciation rights, reflecting an increase in the trading price of our common shares, compared to the recognition of a benefit in 2002.

The $32 million benefit recorded in 2002 related to a reversal of a valuation allowance against the assets of one of our U.K. pension plans. Canadian accounting principles require us to record a valuation allowance against the assets of overfunded pension plans if the assets cannot be used by us to reduce future contributions to the plans. When the values of these assets decline, the need for the valuation allowance against the assets also declines. However, we recognize the decline in the value of the assets over time, while we recognize in income immediately the reduction in the valuation allowance, as computed on the measurement date of the plan. In the fourth quarter of 2002, such a situation occurred with respect to one of our U.K. pension plans due to the decline in equity markets. As such, we reversed the valuation allowance against the assets, which resulted in a pre-tax benefit of $32 million. There was no such benefit in 2003.

Effective January 1, 2003, we began expensing the fair value of all stock options issued with restatement of prior periods. Included within "Corporate and other" for 2003 were charges of $19 million (2002 — $17 million), related to compensation expense associated with stock options.

Discontinued Operations

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In November 2003, we expressed our intention to sell Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. We are working toward completing a sale in the first half of 2004. Based on recent estimates of fair market value, we recorded a pre-tax impairment charge of $24 million relating to intangible assets in the fourth quarter of 2003 within discontinued operations.

In February 2004, we completed the sale of DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of the negotiations at December 31, 2003, we recorded a pre-tax impairment charge of $62 million relating to intangible assets within discontinued operations.

These three businesses, along with one other small business formerly managed in our learning group that was sold in June 2003, are classified as discontinued operations within our consolidated financial statements. None of these businesses is considered fundamental to our integrated information offerings.

For more information on these discontinued operations, see Note 6 to our consolidated financial statements.

Liquidity and Capital Resources

Financial Position

At December 31, 2003, our total assets were $18,680 million, which represented a 1% increase from the December 31, 2002 total of $18,548 million. This increase was primarily due to the impact of foreign currency translation and an increase in goodwill arising from acquisitions, partly offset by the effect of depreciation and amortization and the sale of our 20% interest in BGM (discussed below in "Related Party Transactions").

Our total assets by market group as of December 31, 2003 and 2002 were as follows:

	Year Ended December 31, 2003		Year Ended December 31, 2002
(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,412	40%	7,195	39%
Thomson Learning	5,108	27%	5,068	28%
Thomson Financial	2,914	16%	3,022	16%
Thomson Scientific & Healthcare	994	5%	985	5%
Corporate and other	1,988	11%	1,902	10%
Discontinued operations	264	1%	376	2%

Total assets	18,680	100%	18,548	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

	As at December 31,
(millions of U.S. dollars)
	2003	2002
Short-term indebtedness	87	316
Current portion of long-term debt	484	318
Long-term debt	3,684	3,487

Total debt	4,255	4,121
Swaps	(199)	161

Total debt after swaps	4,056	4,282
Less: cash and cash equivalents	(683)	(709)

Net debt	3,373	3,573

Shareholders' equity	9,200	8,966

Net debt/equity ratio	0.37:1	0.40:1

        The following table displays the changes in our shareholders' equity for the year ended December 31, 2003:

(millions of U.S. dollars)
Balance at December 31, 2002	8,966
Earnings attributable to common shares for the year ended December 31, 2003	879
Additional paid-in capital related to stock option expense	19
Redemption of Series V preference shares	(332)
Issuance of common shares under stock incentive plan	3
Common share dividend payments	(658)
Change in cumulative translation adjustment	323

Balance at December 31, 2003	9,200

        Presently, our long-term debt is rated "A3" (stable outlook) by Moody's, "A-" (stable outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service, or DBRS, and our commercial paper is rated "R1 (low)" by DBRS. The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At December 31, 2003, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and, prior to July 2003, the reinvestment of dividends by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. In July 2003, we and Woodbridge agreed to discontinue their commitment to participate in our dividend reinvestment plan. Please see "Related Party Transactions" below for more information. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in 2003 was $1,654 million compared to $1,691 million for 2002. The change primarily reflected the timing of accounts receivable collection and higher income tax payments in 2003 due to higher taxable earnings, partially offset by a lower level of voluntary contributions to our pension plans in 2003.

        Investing activities.    Cash used in our investing activities in 2003 was $461 million compared to $910 million for 2002. The lower use of cash in 2003 was primarily attributable to increased proceeds from disposals of businesses and investments, most notably the disposal of our 20% interest in BGM; proceeds from the disposals of our healthcare magazine operations; and a lower level of acquisition activity in 2003. These items were partially offset by a higher level of additions to property and equipment (i.e., capital expenditures).

Capital expenditures in 2003 increased 10% to $570 million from $518 million in 2002. Higher capital expenditures in 2003 were incurred primarily at our legal and regulatory and financial groups, and primarily related to initiatives to standardize technology platforms across businesses which support document storage and search and retrieval services. Additionally, our financial group incurred an increased level of capital expenditures related to the Merrill Lynch outsourcing contract.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2002 and 2003, our total capital expenditures were $1.1 billion, of which approximately 72% was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We expect our technology-related expenditures to increase slightly as a percentage of revenues in 2004 as we continue to migrate a number of our significant online legal and regulatory, learning and financial services onto unified technology platforms.

Other investing activities, which primarily comprise activity on acquisition and disposition-related reserves, were $83 million in 2003, compared to $166 million in 2002. The decrease reflected the completion of many post acquisition and disposal activities during the year.

        Financing activities.    Cash used in our financing activities was $1,228 million for the year ended December 31, 2003, compared to $614 million for the year ended December 31, 2002. The increased use of cash largely reflected higher common dividends and the redemption of our Series V preference shares. The higher common dividend payments were primarily due to a special dividend of $279 million paid in April 2003 in connection with our sale of our 20% interest in BGM, as well as the impact of Woodbridge no longer participating in our dividend reinvestment plan. For more information on these items, please see the section entitled "Related Party Transactions" below. The 2002 amounts included $437 million of proceeds from our public offering in June of that year, which is also discussed in the section entitled "Related Party Transactions" below.

The following table sets forth our common dividend activity. Prior to July 2003, reinvested dividends related primarily to Woodbridge.

	Year ended December 31,
	2003	2002
Regular dividends declared	473	451
Special dividends declared	279	—
Dividends reinvested	(94)	(168)

Dividends paid	658	283

        The following describes our significant financing activities from each year.

In August 2003, we completed an offering of $450 million of global unsecured notes, raising approximately $445 million in net proceeds after expenses. The offering included $200 million of 4.25% notes due 2009 and $250 million of 5.25% notes due 2013. We entered into an interest rate swap related to the 4.25% notes to convert the notes from a fixed rate of interest to a floating rate of interest. We used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Woodbridge (which shares previously had been included in "Long-term debt" in our consolidated balance sheet) and used the balance of the proceeds to repay other outstanding indebtedness and for general corporate purposes. Following the completion of this offering, in September 2003 we filed a shelf registration statement covering the sale of up to $2 billion in debt securities. As of December 31, 2003, the entire amount remained available under this registration. The shelf registration is valid until October 2005.

In April 2003, we redeemed all 18,000,000 of our outstanding Series V preference shares for $308 million, plus $3 million of associated tax.

On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $437 million were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

In January 2002, we issued $400 million of 5.75% notes due 2008. We used the net proceeds of $397 million from the offering primarily to repay indebtedness.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2003 and 2002:

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002
Net cash provided by operating activities	1,654	1,691
Additions to property and equipment	(570)	(518)
Other investing activities	(83)	(166)
Dividends paid on preference shares	(11)	(22)
Additions to property and equipment of discontinued operations	(7)	(5)

Free cash flow	983	980

        Our free cash flow for 2003 benefited from increased Adjusted EBITDA, lower voluntary pension contributions and lower acquisition and disposition related reserve activity. Those items, however, were essentially offset by higher capital expenditures, higher tax payments due to higher taxable earnings and the timing of accounts receivable collection.

        Credit facilities and commercial paper program.    We maintain revolving unsecured credit facilities that we have historically used to support the issuance of commercial paper. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. In 2003, we renewed our existing credit facilities and entered into new arrangements with certain financial institutions. At December 31, 2003, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding(1)	Lines Available
Multi-year	1,040	(65)	(76)	899
364-day	520	—	—	520

Total	1,560	(65)	(76)	1,419

(1)
Includes related currency swaps.

        Our commercial paper program authorizes us to issue up to Cdn$1 billion.

Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $195 million expires in September 2004 and the remaining $325 million expires in March 2005. Although not currently anticipated, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

        Commitments.    The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2003 for the years indicated:

(millions of U.S. dollars)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	484	316	432	635	771	1,530	4,168
Currency swap instruments	(9)	(5)	(31)	(58)	(45)	(51)	(199)

Hedged debt	475	311	401	577	726	1,479	3,969
Operating lease payments	190	173	132	112	98	344	1,049
Unconditional purchase obligations	103	28	13	3	1	—	148
Capital commitments to investees	15	—	—	—	—	—	15

Total	783	512	546	692	825	1,823	5,181

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. We do not believe that additional payments would have a material impact on our financial statements. Additionally, we have capital commitments to investees of $15 million of which $11 million is payable upon demand and $4 million is payable only upon the attainment of certain operational milestones by the investee.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with two prior dispositions, we have guaranteed certain obligations of which $29 million remain potentially outstanding at December 31, 2003. At this time, we estimate that we will incur $13 million of the remaining contingency, and we have accrued this estimate within "Accounts payable and accruals" and "Other non-current liabilities" in our consolidated balance sheet.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course of business.

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is carried on in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Changes in exchange rates between 2002 and 2003 increased our revenues by approximately 2%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. In 2003, we recorded cumulative translation gains of $309 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2003, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2003, after taking into account interest rate swap agreements, 84% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 1% change in floating interest rates would increase or decrease our full-year interest expense by approximately $6 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit. Based on our 2003 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of U.S. dollars)
Currency	Revenues as reported	Impact on revenues	Operating profit as reported	Impact on operating profit
U.S. dollar	6,136	—	1,061	—
British pound sterling	675	67	80	8
Euro	223	22	13	1
Canadian dollar	198	20	35	3
Australian dollar	131	13	6	1
Other	243	25	(4)	—

Total	7,606	147	1,191	13

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

Related Party Transactions

As at March 5, 2004, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million. Additionally, in 2003, we paid one of our directors, Mr. J.A. Tory, $89,000 for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by us to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans. Jane's makes proportional contributions to these plans as required.

In September 2003, we redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original terms were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in our common shares through June 2005. The termination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. All eligible shareholders of our company, including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the dividend reinvestment plan. However, Woodbridge has advised management that it has no current intention to voluntarily participate.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net other income (expense)" within the consolidated financial statements. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During 2002, we negotiated an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability, in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that we would have paid to a third party.

In June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly- owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as our stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors and shareholders against any liabilities that may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

In June 2002, our wholly owned U.K. subsidiary, The Thomson Corporation PLC, redeemed its outstanding Series A ordinary shares for $0.6 million. The Series A ordinary shares were held by Woodbridge.

Employee Future Benefits

In September 2003, we contributed $50 million (2002 — $107 million) to our principal qualified defined benefit pension plan in the United States. In the fourth quarter of 2003, we contributed $31 million (2002 — $35 million) to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions were required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions in light of the decrease in interest rates, which increased the present value of the future pension obligations. As a result of the contribution, the fair value of the U.S. plan assets was sufficient to fund the accumulated benefit obligation on its measurement date.

We are not required to make contributions to our major pension plan, which is in the U.S., in 2004. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan's funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2004.

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuaries regarding the selection of these assumptions each year. Reflecting our expectation of future investment returns, we will reduce our 2004 assumption of the expected rate of return on assets available to fund obligations. Similarly, in 2004 we will lower our assumed discount rate to measure obligations to reflect lower interest rates. These assumption changes had no impact on the 2003 cost of benefits. Management currently estimates that the changes in assumptions will cause the 2004 cost of employee future benefits to increase by approximately $30 million.

Subsequent Events

In January 2004, we acquired the publishing assets of Biological Abstracts, Inc. and BIOSIS. BIOSIS offers both custom and standard information resources designed to fit the information needs of researchers, students and information professionals worldwide. BIOSIS is now part of our scientific and healthcare group.

Also in January 2004, we announced that we had signed a definitive agreement to acquire the 90% of Corporate Communications Broadcast Network, or CCBN, Inc., that we did not previously own. CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information. If the transaction closes as contemplated, CCBN will be a part of our financial group.

In February 2004, we completed the sale of DBM.

Changes in Accounting

Effective January 1, 2003, we began expensing the fair value of all stock options issued as allowed under Canadian Institute of Chartered Accountants, or CICA, Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Prior to January 1, 2003, we used the intrinsic value-based method to account for our stock incentive plan and no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the year ended December 31, 2002, compensation expense recorded in connection with the stock incentive plan was $17 million before income taxes. Details of the restatements made to previously reported financial statements are discussed in Note 2 to our consolidated financial statements.

In July 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets, or CICA 3062. CICA 3062, which became effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives, but subjects such assets to tests for impairment based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts.

The transitional provisions of CICA 3062 required that we perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, we recorded pretax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in our Scientific & Healthcare group. Additionally, during the second quarter of 2002, we recorded a transitional impairment charge of $116 million in connection with the application of CICA 3062 by BGM, an equity-method investment. Those non-cash charges, which totaled $183 million after taxes, were applied to the opening balance of retained earnings as of January 1, 2002.

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

Identifiable intangible assets with finite lives:

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

Identifiable intangible assets with indefinite lives:

We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

Goodwill:

We test goodwill for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Investments

We use the equity method of accounting to account for investments in businesses over which we have the ability to exercise significant influence. Under the equity method, we initially record investments at cost and subsequently adjust the carrying amounts to reflect our share of net earnings or losses of the investee companies. We reduce the carrying amounts for dividends received. We use the cost method of accounting to account for investments in businesses over which we do not have the ability to exercise significant influence.

To determine whether or not we have significant influence, we consider the percentage of the investee we own, whether we have representation on the board of the investee, our voting rights, as well as any other influential relationships which may exist with respect to the investee.

We regularly review the fair value of investments to determine if an impairment that is other than temporary has occurred. Because many of the entities in which we invest are not publicly traded, the determination of fair value requires us to make estimates. To the extent that our estimates differ from actual fair value, any required change to the carrying amounts of our investments will affect future reporting periods.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known issues under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA, have recently issued the following accounting standards that are applicable to our activities in future periods.

CICA Handbook Section 3110, Asset Retirement Obligations.    CICA Handbook Section 3110 was issued in March 2003 and is effective for fiscal years beginning on or after January 1, 2004. The new guidance harmonizes Canadian GAAP with U.S. GAAP relative to the recognition and measurement of obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The adoption of Handbook Section 3110 is not expected to have a material impact on our consolidated financial statements.

Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect for fiscal years beginning on or after July 1, 2003, this Guideline was issued by the CICA in 2001 to address the identification, designation, documentation and effectiveness of hedging relationships, as well as the conditions for applying hedge accounting.

EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

Certain derivatives previously accounted for as hedges will not qualify for this treatment under AcG-13. Therefore, in accordance with AcG-13 and EIC Abstract 128, changes in the fair value of these derivatives after January 1, 2004 will be recognized in our earnings in the period in which they occur. If AcG-13 and EIC Abstract 128 had been in effect in 2003, we would have recognized additional income of approximately $20 million associated with the changes in fair values of these derivatives. At December 31, 2003, the fair value of these derivatives was approximately $25 million in favor of the counterparties and would have been recorded in "Prepaid expenses and other current assets" and "Other non-current liabilities" in our consolidated balance sheet.

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

We are in the process of assessing the impact of AcG-15, but do not expect the adoption to have a material impact on the consolidated financial statements.

EIC Abstract 141, Revenue Recognition.    In December 2003, the EIC issued EIC Abstract 141, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. The Abstract may be applied prospectively to sales transactions recognized in 2004, or may be applied retroactively, with prior period financial statements being restated.

Because we have previously applied the provisions of SAB 101, the adoption of EIC Abstract 141 is not expected to have a material impact on our consolidated financial statements.

EIC Abstract 142, Revenue Arrangements with Multiple Deliverables.    Issued in December 2003, this Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force, or EITF, Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables.

Because we have previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 is not expected to have a material impact on our consolidated financial statements.

CICA Handbook Section 1100, Generally Accepted Accounting Principles.    CICA Handbook Section 1100 was issued in October 2003, and is effective for our fiscal year beginning January 1, 2004. The Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP.

We are in the process of assessing the impact of this standard.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Changes in Internal Controls over Financing Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of February 25, 2004, we had outstanding 654,608,008 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

	For the Year Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	980	520	406	217	(60)	2,063	1	2,064
Less:
Depreciation	(181)	(183)	(175)	(31)	(18)	(588)	—	(588)

Adjusted operating profit	799	337	231	186	(78)	1,475	1	1,476
Less:
Amortization	(106)	(83)	(62)	(26)	(8)	(285)	—	(285)

Operating profit	693	254	169	160	(86)	1,190	1	1,191

Net other income (expense)								74
Net interest expense and other financing costs								(252)
Income taxes								(156)
Equity in net losses of associates, net of tax								(13)

Earnings from continuing operations								844
Earnings from discontinued operations, net of tax								23

Net earnings								867

	For the Year Ended December 31, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	926	465	409	187	(35)	1,952	9	1,961
Less:
Depreciation	(159)	(163)	(169)	(27)	(16)	(534)	(1)	(535)

Adjusted operating profit	767	302	240	160	(51)	1,418	8	1,426
Less:
Amortization	(91)	(97)	(63)	(22)	(11)	(284)	—	(284)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	672	205	177	138	(64)	1,128	8	1,136

Net other income (expense)								(34)
Net interest expense and other financing costs								(291)
Income taxes								(162)
Equity in net losses of associates, net of tax								(101)

Earnings from continuing operations								548
Earnings from discontinued operations, net of tax								57

Net earnings								605

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

(unaudited)

	For the Year Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	31.2%		25.3%		26.7%		28.6%		(36.6%	)	27.1%		14.3%	27.1%
Less:
Depreciation	(5.8%	)	(8.9%	)	(11.5%	)	(4.1%	)	(11.0%	)	(7.7%	)	—	(7.7%	)

Adjusted operating profit	25.4%		16.4%		15.2%		24.5%		(47.6%	)	19.4%		14.3%	19.4%
Less:
Amortization	(3.3%	)	(4.0%	)	(4.1%	)	(3.4%	)	(4.8%	)	(3.7%	)	—	(3.7%	)

Operating Profit	22.1%		12.4%		11.1%		21.1%		(52.4%	)	15.7%		14.3%	15.7%

	For the Year Ended December 31, 2002
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	31.3%		22.8%		25.6%		27.0%		(21.3%	)	26.4%		23.7%		26.3%
Less:
Depreciation	(5.4%	)	(8.0%	)	(10.6%	)	(3.9%	)	(9.8%	)	(7.3%	)	(2.6%	)	(7.1%	)

Adjusted operating profit	25.9%		14.8%		15.0%		23.1%		(31.1%	)	19.1%		21.1%		19.2%
Less:
Amortization	(3.1%	)	(4.7%	)	(3.9%	)	(3.2%	)	(6.7%	)	(3.8%	)	—		(3.8%	)
Restructuring charges	(0.1%	)	—		—		—		(1.2%	)	(0.1%	)	—		(0.1%	)

Operating Profit	22.7%		10.1%		11.1%		19.9%		(39.0%	)	15.2%		21.1%		15.3%

Certain information in this management's discussion and analysis, particularly under the heading "2004 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quarterly Information (unaudited)

The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2002 through December 31, 2003.

The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in Note 26 to our consolidated financial statements.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues
Legal & Regulatory	676	664	769	733	794	728	903	834
Learning	327	328	397	388	714	705	614	615
Financial	383	406	379	403	375	394	386	394
Scientific & Healthcare	169	148	181	159	169	157	241	228
Corporate and other(1)	33	34	46	47	37	36	48	47
Eliminations	(10)	(9)	(12)	(12)	(8)	(7)	(12)	(14)

	1,578	1,571	1,760	1,718	2,081	2,013	2,180	2,104
Disposals(2)	4	11	1	13	1	8	1	6

	1,582	1,582	1,761	1,731	2,082	2,021	2,181	2,110

Adjusted EBITDA(3)
Legal & Regulatory	151	137	244	226	262	233	323	330
Learning	(23)	(25)	46	41	278	249	219	200
Financial	94	94	102	98	107	100	103	117
Scientific & Healthcare	34	30	46	33	40	34	97	90
Corporate and other(1)	(10)	(32)	(13)	(4)	(11)	(2)	(26)	3

	246	204	425	394	676	614	716	740
Disposals(2)	2	2	—	4	(1)	(1)	—	4

	248	206	425	398	675	613	716	744

Adjusted operating profit (loss)(3)
Legal & Regulatory	108	98	200	185	216	195	275	289
Learning	(57)	(54)	10	10	218	194	166	152
Financial	49	55	60	57	63	53	59	75
Scientific & Healthcare	27	23	37	27	33	27	89	83
Corporate and other(1)	(16)	(36)	(16)	(7)	(17)	(6)	(29)	(2)

	111	86	291	272	513	463	560	597
Disposals(2)	2	2	—	3	(1)	(1)	—	4

	113	88	291	275	512	462	560	601

The following table includes measurements for Adjusted earnings and Adjusted earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2003	2002	2003	2002	2003	2002	2003	2002
Earnings from continuing operations	36	(44)	108	80	295	248	405	264
Discontinued operations, net of tax	11	11	8	13	12	11	(8)	22

Net earnings	47	(33)	116	93	307	259	397	286
Dividends declared on preference shares	(5)	(3)	(2)	(5)	(1)	(6)	(1)	(5)
Net gain on redemption of Series V Preference Shares	24	—	(3)	—	—	—	—	—

Earnings attributable to common shares	66	(36)	111	88	306	253	396	281

Basic and fully diluted earnings (loss) per common share(4)
From continuing operations	$0.08	($0.07)	$0.16	$0.12	$0.45	$0.37	$0.62	$0.40
From discontinued operations	0.02	0.01	$0.01	$0.02	$0.02	$0.02	($0.02)	$0.03

	$0.10	($0.06)	$0.17	$0.14	$0.47	$0.39	$0.60	$0.43

Supplemental information
Earnings attributable to common shares as above	66	(36)	111	88	306	253	396	281
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, proportionate share of goodwill impairment recognized by equity-method investee, net gain on redemption of Series V preference shares and favorable tax settlement, net	(81)	2	3	3	(14)	3	(59)	99
Discontinued operations	(11)	(11)	(8)	(13)	(12)	(11)	8	(22)

Adjusted earnings from continuing operations	(26)	(45)	106	78	280	245	345	358

Adjusted basic and diluted earnings per common share from continuing operations	($0.04)	($0.07)	$0.16	$0.12	$0.43	$0.38	$0.53	$0.55

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with stock related compensation.

(2)
Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Before amortization and restructuring costs.

(4)
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period. Please see the section entitled "Seasonality."

Selected Financial Data

The following tables present selected financial data for the three most recent years and are derived from our consolidated financial statements.

	For the years ended or as at December 31
(US$ in millions except per share amounts)
	2003	2002	2001
Revenues	$7,606	$7,444	$7,075

Earnings from continuing operations	$844	$548	$654
Earnings from discontinued operations, net of tax	23	57	115

Net earnings	$867	$605	$769

Basic and fully diluted earnings per common share:	$1.34	$0.91	$1.18

Total assets	$18,680	$18,548	$18,650
Total long-term liabilities	$6,335	$6,377	$6,562
Total shareholders' equity	$9,200	$8,966	$8,225
Dividends per common share — ordinary (US$)	$0.725	$0.705	$0.70
Dividends per common share — special (US$)	$0.428	—	—
Dividends per Series II preferred share (Cdn$)	$0.82	$0.73	$1.07
Dividends per Series V preferred share (Cdn$)(1)	$0.32	$1.00	$1.25

Supplemental Information (unaudited)

	For the years ended December 31
(US$ in millions except per common share amounts)
	2003	2002	2001
Earnings attributable to common shares	$879	$586	$742
Adjustments:
One time items:
Net other expense (income)	(74)	34	(302)
Restructuring charges	—	6	30
Tax on above items	8	—	66
Net change to contingent tax liabilities	(64)	—	—
BGM goodwill impairment	—	67	—
Net gain on redemption of Series V preference shares	(21)	—	—
Earnings from discontinued operations	(23)	(57)	(115)
Effect of new accounting standard(2)	—	—	194

Adjusted earnings from continuing operations(3)	$705	$636	$615

Adjusted basic and fully diluted earnings per common share from continuing operations (3)	$1.08	$0.99	$0.98

(1)
Redeemed in April 2003.

(2)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the current accounting standard was in effect in 2001.

(3)
Non-GAAP financial measure. See the "Reconciliations" section of this management's discussion and analysis.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS
2003 Revenues
Reconciliations RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars) (unaudited )
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue) ( unaudited )